Filed by IntercontinentalExchange, Inc. (Commission File No. 001-32671) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: NYSE Euronext (Commission File No. 001-33392)

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ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

EVENT DATE/TIME: DECEMBER 20, 2012 / 01:45PM GMT

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

CORPORATE PARTICIPANTS

Kelly Loeffler NYSE Euronext, Inc. - VP, IR & Corporate Communications

Jeff Sprecher Intercontinental Exchange, Inc. - Chairman & CEO

Duncan Niederauer NYSE Euronext, Inc. - CEO

Scott Hill Intercontinental Exchange, Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Rich Repetto Sandler O’Neill - Analyst

Howard Chen Credit Suisse - Analyst

Matthew Heinz Stifel Nicolaus - Analyst

Roger Freeman Barclays Capital - Analyst

Alex Kramm UBS - Analyst

Patrick O’Shaughnessy Raymond James - Analyst

Chris Harris Wells Fargo - Analyst

Ken Worthington JPMorgan Chase - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to the Intercontinental Exchange, Inc. acquisition of NYSE Euronext conference call and webcast. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time.

My name is Deanna and I will be the operator for today. At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session toward the end of this conference. (Operator Instructions). As a reminder, today’s conference is being recorded. I would now like to introduce your host for today’s conference call, Ms. Kelly Loeffler. You may begin.

Kelly Loeffler - NYSE Euronext, Inc. - VP, IR & Corporate Communications

Thank you, Deanna. Good morning, everyone. Thank you for joining us on the ICE and NYSE Euronext transaction conference call. The press release and presentation can be found in the Investor section of our Company’s website. These items will be archived and our call will be available for replay. The press release, presentation and today’s call may contain forward-looking statements. These statements, which we undertake no obligation to update, represent our current judgment and are subject to risks, assumptions and uncertainties. Actual results may differ materially from those that are expressed or anticipated in any forward-looking statements. A summary of these risks, assumptions and uncertainties is included in the Safe Harbor statement contained in the press release.

For a complete description of these and other possible risks, please refer to the Company’s filings with the SEC, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Investors and securityholders of both ICE and NYSE Euronext are urged to read these filings, as well as the joint proxy statements and prospectus related to the merger when it becomes available. Because they contain important information, these filings are or will be available on the SEC’s website, ICE’s website and NYSE Euronext’s website as well in each case without charge.

With us today are Jeff Sprecher, Chairman and CEO of ICE; Duncan Niederauer, CEO of NYSE Euronext; Scott Hill, Chief Financial Officer of ICE; and Michael Geltzeiler, Chief Financial Officer of NYSE Euronext. I will now turn the call over to Jeff and Duncan.

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

Thank you, Kelly. This is Jeff Sprecher and good morning, everyone. We are excited to be here with Duncan and his team at the New York Stock Exchange to conduct our call regarding our transformative transaction. I want to welcome the customers, the shareholders and the employees of NYSE Euronext who are listening, along with our customers and investors, the media and our team at ICE. Duncan and I will begin with some brief prepared remarks and then Scott will walk through the transaction details. We will then take questions from the analysts that are on the call.

In light of the national tragedy that occurred in Connecticut, we also want to say that our thoughts continue to be with the members of the Newtown community and we offer our condolences.

This morning, both of our Boards unanimously approved the definitive agreement for Intercontinental Exchange to acquire NYSE Euronext. We believe that we can unlock significant value and grow our businesses to a much greater extent than either of us could do independently and more than with any other partner.

Upon closing, we will operate 14 regulated exchanges and five clearinghouses and we are acquiring important new markets at an attractive time in the business cycle. We will offer a full range of financial and commodity markets and our customers will be served by global platforms and distribution, as well as a strong management team and robust corporate governance.

Most importantly, we believe that ICE will continue to lead the industry in growth and returns with best-in-class performance as a result of the leading position we will have access to across our markets and combined with a highly efficient exchange and clearing model.

Both organizations are excited to utilize our combined talents and our strengths to further develop the global exchange, market structure and clearing landscape. As an example, we believe our ability to offer clearing services to NYSE Liffe will provide important continuity, efficiency and certainty around clearing for customers, members and the regulators that oversee us.

While our respective businesses have come far, we are also keenly aware of how quickly and meaningfully the landscape is evolving. We are adapting to new regulations that are driving customer requirements, but we are also finding many opportunities within this change.

In addition, cyclical and secular changes have driven growth in Asian economies and are putting pressure on Western economies. All of this impacts how markets operate and what shape market structure is going to take whether it is a demand for more clearing services, the need for new products or the technology to deliver those products and services.

Our transaction enables us to tap new markets and respond to the demands that we see across asset classes amid a time of significant change and that is why we believe that this is an opportunistic, efficient way to create value and generate sustainable growth.

The business environment is more competitive and dynamic than ever. When we acquired the International Petroleum Exchange more than 11 years ago, we broke new ground. M&A in the exchange sector was uncommon and electronic trading was almost unheard of in the commodities markets. More closely coupling the OTC markets to futures markets and then offering clearing services was a motivation for that deal 11 years ago, but it wasn’t obvious to many of the role that clearing would eventually evolve to play.

Today, mergers and acquisitions and joint ventures in the exchange industry are part of the landscape as exchanges and countries work to solidify their positions and strengthen their abilities to compete internationally. At the same time, this transaction also ensures that the New York Stock Exchange remains headquartered in New York and that the NYSE remains a leading fixture of the US capital markets.

I want to briefly highlight some of the key transaction details. Under the terms of our definitive merger agreement, NYSE Euronext will receive total consideration of approximately $8.2 billion in stock and cash for a total of $33.12 per share. This represents a 28% premium to their 2012 average share price.

The combined company will generate significant synergies and significant cash flow while it will diversify into interest rates and it will drive near-term growth opportunities. The cash consideration will be funded through a combination of cash that we have on hand and through ICE’s existing credit facility. We expect that the transaction will close in the second half of 2013, which is subject to regulatory approvals and the affirmative vote of NYSE Euronext shareholders and ICE shareholders.

I would like to make a final but important comment about our commitment to the customers that we have across all of our markets. Serving our customers is the foundation of our business and I’d like to remind you that ICE was formed out of customer dissatisfaction with the choices that they had at the time. As a result, we hold ourselves to very high standards in putting our customers’ interest first. And we believe this philosophy is an important differentiator and it is vitally important to our continued success.

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

I would now like to turn the call over to Duncan Niederauer and offer his and his Board’s perspective on the deal.

Duncan Niederauer - NYSE Euronext, Inc. - CEO

Thanks a lot, Jeff, and good morning to everybody on the call. I am very pleased to be here this morning sharing the news of our landmark transaction with you. Our Board and I strongly believe that it brings together two leading businesses that are highly complementary. I think it’s clear that this combination will create a leading global exchange player with a particularly compelling and diverse global derivatives franchise.

It will benefit from powerful brands, benchmark multi-asset class products and leading clearing and technology infrastructure that will be very well-positioned to compete and serve a global client base. Regardless of the cycle we are in, the diversity of the new company will be a source of strength and will allow us to continue the success we’ve had in building the global listings franchise that once again led the world in capital-raising in 2012.

Listings venues are critical to capital formation and those within the NYSE Euronext family are the world’s industry leaders. One of the most important aspects of the negotiations and the resulting agreement for our Board was the demonstration by Jeff and his team that they understood the value of the NYSE franchise. It’s a special place in New York, indeed in the world and his commitment to build on its success and continue to invest in and grow the franchise was obvious.

This is a great day for the NYSE. The rich history and heritage of the NYSE will carry on here in New York and across Europe as an organization that is well-positioned for the future. Today, the reality is that the global marketplace is transitioning to a new normal environment, which I’m sure many of you have heard us discuss on prior calls. As market operators, we have a first-hand view of this new normal and for different participants it means different things. Whether it means reduced capital levels or risk appetite or a shift in the balance of power of liquidity suppliers or significant regulatory and operation changes facing businesses, it is clearly a new normal.

While the industry is facing increasing competition from alternative venues that are less transparent and operate under fewer regulatory requirements than we do, we continue to see increased demand for global market infrastructure services, capital-raising ability and risk management services. This will continue to drive our business forward.

Quite simply, the market is evolving quickly and in a time of regulatory transformation, being nimble and responsive when risk management is critical to the derivatives markets. It therefore made perfect sense for the NYSE to partner with ICE to accelerate the numerous growth opportunities we see ahead and this transaction positions us to better compete in this new normal environment.

Importantly, this transaction also reduces much of the complexity and risk around our clearing migration that we had envisioned in the middle of 2013. The merger represents a win for regulators and for those who support more efficient, transparent and well-regulated markets for global investors and intermediaries. The merger is also a win for clients who will benefit from a more dynamic and global business and it is certainly a win for our issuer community who will be part of an even stronger global platform and community.

Most importantly for our shareholders, the merger structure enables NYSE shareholders to receive the benefits of industry consolidation in the form of a healthy premium to our unaffected stock price and significant cash consideration combined with the ability to participate meaningfully in the future of the combined enterprise.

The companies expect to realize approximately $450 million in cost efficiencies and synergies, completing and extending the work we’ve started with Project 14. In addition, the strong capital return story will continue with the combined company adopting a dividend policy.

From our point of view, today is the culmination of many years of hard work by our employees to bring the strong heritage of the NYSE officially into the 21st century. We look forward to completing regulatory approvals and the transaction while creating a diverse global marketplace and a world-class risk manager with premier listing venues around it.

Ultimately, I believe this transaction enhances the Company’s long-term strategic and financial position for our shareholders, customers, business partners and employees. With that, let me pass the call to Scott Hill, CFO of ICE, who will walk you through the details of the transaction.

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

Scott Hill - Intercontinental Exchange, Inc. - CFO

Thanks, Duncan and thanks, everyone, for joining us today. I hope you will take the time to carefully review all of the detail we concluded in the presentation and the press release and I will be glad to go into more depth during the Q&A session. I will take just a few minutes to highlight some of the key elements of the deal starting on slide 6.

Based on last night’s closing share price, NYSE Euronext shareholders will receive $33.12 per share with 67% of their consideration in ICE shares and the remaining 33% in cash. This yields $8.2 billion in equity value for the Company, which is supported by strong synergies and delivers solid accretion and many opportunities for value creation. Cash on hand in our existing credit facilities will be used to fund the cash portion of the transaction.

As shown here, the combined management team will be led by Jeff as Chairman and CEO and I will remain CFO and importantly, our Board looks forward to welcoming four members from the NYSE Euronext Board of Directors. And Duncan will be the President of the combined company and the CEO of NYSE Group. Jeff’s founding co-partner, Chuck Vice, will continue in his leadership role as President and COO.

Our strong clearing franchise and the diverse global businesses and our combined portfolio of assets provide us with tremendous opportunities for revenue and profit growth. And importantly, the combined companies will generate strong cash flows, which will enable us to invest in future growth, quickly delever and initiate a dividend policy once the transaction is closed in the back half of 2013.

Let’s move now to slide 7. I will again just hit a couple of highlights on the chart. This transaction will be highly accretive in year one. And more importantly, we expect to see returns that exceed the cost of the deal within two years and our combined returns will remain strong. These results are possible due to the strong profit generation of the combined companies and the attractive rates at which we will be able to finance the debt portion of the transaction.

You all have seen the great work Duncan and Mike have been doing on their Project 14 initiative. Plus you know our strong track record of delivering synergies and deals from NYBOT, to Creditex, to the Climate Exchange. This combination gives us confidence that we can deliver combined expense synergies of at least $450 million and we expect nearly 80% of those synergies to be realized by 2015.

From a strategic perspective, this transaction opens multiple doors and creates numerous opportunities. For example, we will be able to utilize our leading clearing capabilities to provide expanded clearing services, including to the interest rate futures and swaps market. Finally, we will derive significant operating benefits from our increased scale, diversification and distribution across the largest tradable markets.

Please turn now to slide 8 where you can see that our combination enhances our globally diverse client base while creating exposure to the interest rate market, which would make up 31% of our combined future volumes on a pro forma basis. And we will continue to have a significant portion of our volumes in key commodity markets, including energy futures where we continue to benefit from the long-term commodities growth trend. We believe this diversification is important not only for OTC clearing opportunities, but also for the eventual economic and market recoveries that we expect will reaccelerate growth in rates and equities.

On the next two slides, we showcase our combined stable of robust brands, assets, products and services. In particular, you will note on slide 10 the number of benchmark contracts and the broad range of services we offer market participants. It is evident that we are creating a leading exchange operator that enhances competition to the benefit of our customers.

That is really highlighted on slide 11 where you can see that this combination creates a very strong US and European operator where previously the largest exchanges had few peers. I also want to note here that we will be very focused on the interest rate futures and swaps market as we prepare to be in clearing and also evaluate and seek out new growth opportunities. We believe the interest rate complex is at a cyclical low and that we will be able to enhance the product offering, especially through clearing and product development initiatives.

In that regard, on slide 12, I want to note the strength and security of our clearing operation, particularly ICE Clear Europe. Having launched four years ago amid the financial crisis, ICE Clear Europe has been at the forefront of market-centric solutions that respond to the rising demand for risk management around the world and across asset classes.

We successfully transitioned our exiting futures and OTC business in 2008 and we followed that success with the launch of CDS clearing in 2009. We also refined our risk systems to deliver the safest, most capital-efficient risk management system, which has the capability to mark positions to market at five-minute intervals throughout the trading day. We are proud of our clearing operations and believe that the transition of Euronext’s Liffe business to ICE Clear Europe will reduce uncertainty, complexity and cost for members while ensuring the highest regulatory compliance standards.

Just as importantly, our combined company will continue to invest in key growth initiatives, as you will see on slide 13. ICE is first and foremost a growth company and we believe this transaction ensures our ability to remain a long-term grower while also generating meaningful cash flows, which will support further investment and capital returns. With greater diversification, we believe the optionality inherent in our business will only increase, but our laser focus on growth and disciplined expense management will not change.

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

I also want to comment on the European cash business in terms of business portfolio evaluation. We believe that there is interest in reestablishing a strong and independent European cash equities exchange to serve local financial markets. As such, we are evaluating an IPO of the Euronext business within a year of closing our transaction. We want to engage the regulatory community, our customers and other stakeholders as we work through the best alternatives for the future of Euronext.

Markets have inherently changed in the face of the global financial crisis. While derivatives markets have become more global, to a large degree, many cash and equity markets have become more regional as major European financial institutions turn their focus to capital efficiency and regulatory reform. The possible IPO of Euronext will be an opportunity for Euronext to determine its own future in focusing on European equity markets and raising capital for European companies. Not only could this create an attractive asset for Europe, but it increases competition and unlocks value for our shareholders while rationalizing our combined businesses.

The next two slides speak to our track record of completing transactions successfully and responding to significant regulatory change. As you can see on slide 14, ICE has paved the way for market participants to comply with financial reform by developing mini transparency, standardization and clearing initiatives. In many cases, ICE has invested well ahead of the curve. Whether in building technology or clearing, it has enabled us to adapt quickly to change.

In turn, that has helped our market participants comply with new rules without disruption to their trading operation. Our energy swaps to futures transition two months ago was a great example. This was a customer-driven move that we expedited based on customer preference for the security and certainty of futures markets. Now the rest of the derivatives markets are following suit.

Similarly, on the US equity side, we believe that we can contribute to a constructive dialogue to alleviate market structure concern, restart the growth in trading volume and ensure that listed companies and investors are getting confidence in our capital markets.

Moving on to slide 16, I will walk through the $450 million synergy opportunities. You can think about these into three $150 million categories. I will start with Project 14, which NYSE shareholders will be very familiar with. The NYSE management team has established a three-year efficiency plan to remove $250 million of cost from the 2011 expense base.

By the end of 2012, Mike has noted that they are already well ahead of track and are going to deliver $100 million of those savings. We are confident that the rest of those savings will be realized in 2013 and ’14 and we have identified the specific areas in which to achieve that objective.

In addition to the Project 14 efficiencies, we believe we can achieve at least another $300 million of synergies within the category we call business efficiencies. These include the cost savings from clearing consolidation and streamlining of technology platforms, as well as related operational expenses. We also believe we can deliver efficiencies by combining our two corporations and performing a portfolio analysis to eliminate or improve businesses or investments that are not generating sufficient returns.

Slide 17 clearly demonstrates the financial strength of this combination. The tremendous cash generation of the combined business will enable us to delever quickly with the goal to reduce leverage to a range of 1 to 1.5 times by 2016. In addition, our cash flow will ensure that we have the cash on hand to satisfy regulatory requirements and initiate a dividend post-closing. Importantly, none of this will preclude additional investment to enhance our growth profile and ensure that we remain a leader in growth and returns.

I will wrap up on slide 18. We will continue to focus on returns on invested capital because we believe that is the best measure of value creation. While a deal this size will certainly reduce our overall ROIC in the first years, the returns on this deal will exceed the costs within two years and our combined ROIC will remain the best in our industry and above our cost of capital. We expect to quickly get back to double-digit returns that characterize the best global companies in any industry. With that, I will turn it back to Jeff and Duncan for their closing remarks on slide 19.

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

Thank you, Scott. On the final slide, you can see that there are numerous benefits of our combination. We believe that our strategy to enter these businesses offers a broad-based range of positive catalysts that will give us tools to ensure that our growth profile endures.

Chief among them are the ability to utilize our extensive investments in the clearing infrastructure to address the interest rate futures and ultimately the swaps markets. We will employ our experience in derivatives into new markets to solve customer needs that continue to emerge.

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

Our product suite will be diversified across important, high potential markets while retaining significant exposure to physical commodities. And we will focus on rightsizing the expense base of the combined company for the new normal that Duncan often refers to.

Finally, we will not change our commitment to delivering best-in-class growth and best-in-class returns while remaining an innovative, customer responsive marketplace that is recognized around the world for its leadership. Duncan.

Duncan Niederauer - NYSE Euronext, Inc. - CEO

Thanks, Jeff, and thanks again, everybody, for listening in this morning. The transaction that we have walked you through today we believe will accelerate the growth of our two companies and allow us together to meet the challenges of an ever-changing marketplace head on.

As you have all heard me say many times before, capital is global and this is a scale business and the winners in our space will have the ability to adapt quickly to a rapidly changing environment. In our mind, our combined company will be able to do exactly that across a breadth the markets where we will continue to be the preeminent marketplace for commodities, rates, equities and capital-raising.

That concludes our prepared remarks and as we both do in all the analyst calls, we will now open the line for questions. We will spend, we would anticipate, probably the next 15 or 20 minutes or so on questions and then I think we would ask your indulgence if we could wrap this up at about 9.30. Jeff and I, you can appreciate, have a lot of other work to do and people to chat with this morning, including media and our employees, etc. So with that, we will open the line to questions. Thank you again.

QUESTION AND ANSWER

Operator

(Operator Instructions). Rich Repetto, Sandler O’Neill.

Rich Repetto - Sandler O’Neill - Analyst

Congratulations, Jeff. Congratulations, Duncan. I guess the first — the question that I have — Jeff, when you approached the NYSE, and Duncan, in 2011, you were focused solely on the futures side of the business. Now that has expanded — you’ve sort of outlined what you might do with Euronext. The question is how do you capture the brand and incorporate cash equities and how do you look at the growth of cash equities as you combine a bigger than what you proposed in 2011, a bigger firm?

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

Thanks, Rich. That’s a good question. First of all, the team here at NYSE Euronext afforded us tremendous opportunity to do diligence on the company and they have very good systems that allowed us to slice and dice their businesses and look at them in various ways and think about alternatives on how, as a part of a broader portfolio, we might jointly try to manage the businesses.

And I will tell you that I am very impressed with the business of the New York Stock Exchange. It is a tremendous revenue and cash flow generator. And I think because of the way that people cover the Company and the Company is reported, I think sometimes it is hard to see the true value of that business.

The team here has been working, as you know, on their Project 14 to try to better unlock and expose the value of the NYSE. We have been privy to the plans for the continuation of their Project 14, we have been able to modify those plans and become more certain about how we take out additional costs and show the true value of the brand. And so we are quite excited to have the business as part of our portfolio.

I would also say to you that ultimately what we believe is that NYSE and Liffe, as well as ICE’s current businesses, we think that we can springload these companies over the next few years that when there is a return of capital into the equities markets, which we believe there will be given the money that sits on the sidelines, and when there is an interest rate environment that is not a near zero across the globe, these companies are going to have tremendous upside leverage and I think we can have that like no other company in our industry.

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

Rich Repetto - Sandler O’Neill - Analyst

Okay. Thank you, congrats and happy holidays.

Operator

Howard Chen, Credit Suisse.

Howard Chen - Credit Suisse - Analyst

Good morning, everyone. Congrats on today’s announcement. Jeff, since you founded ICE, you and the team have really labored to build the fastest-growing, highest margin profile of the US exchanges and the accretion targets are compelling, but I was just hoping you could take a step back and discuss how you weighed pursuing this deal against the risks of diluting your long-term growth target and margin and to potentially slower growing and slightly less defensible businesses.

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

That’s a very good question and I tried to answer it in my last answer. The way we’ve thought about it is that when we look at the combination of our two companies, there are huge opportunities to recognize synergies. The synergy numbers that we put out there are unlike any other deal that we have done — already identified, actionable and things that are within the control of the management team to affect. And so we see that we can really have a footprint here that really will be springloaded and do that quickly. We are talking about massive amounts of synergies that we think we can realize over two years. So it is my hope that the Company will be put in a position where as markets change, we can really accelerate the upside growth.

In addition to that, I think you are well aware of ICE’s interest in entering the interest rate trading space globally and the Liffe platform is the best opportunity that we have seen to do that. It is just a happy circumstance that, at this moment in time, LIFFE is working on now and trying to develop its own clearing opportunities and can take all of the risk out of that uncertainty around the completion of a potential clearinghouse by moving in with us so that we can very quickly turn our attention together on moving on the rate space.

In fact, I will make one other comment, Howard, which is we have separately put out a press release identifying the fact that we have entered into a clearing arrangement with Liffe and ICE Clear Europe and we are going to immediately begin transitioning the clearing infrastructure to us so that that is separate and stands alone and independent of this deal and we will be able to get working on that immediately.

Howard Chen - Credit Suisse - Analyst

Great. Many thanks and then, Scott, just some quick numbers questions. What are you assuming for intangible amortization creation, cost of incremental debt? What is the breakup fee related to transaction? Thanks.

Scott Hill - Intercontinental Exchange, Inc. - CFO

That’s a weak second question, Howard. I tell you what, we can follow up with some of that information, but just so everybody has got it out there, assume something around 15% in 15 years.

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

And let’s try to limit it to one question, guys, if we can because we have got a lot of people in the queue and a lot of wood to chop this morning. So thank you.

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

Operator

Matthew Heinz, Stifel Nicolaus.

Matthew Heinz - Stifel Nicolaus - Analyst

Just sorry, one more follow-up on the cash equity business. I am just wondering, Jeff, specifically what capabilities do you think you guys have in terms of the core competency that can sort of turn around the trajectory of this business? You talked a little bit about engaging with Duncan, along with Duncan, some conversations about market structure, about the confidence that has supposedly been lost in equity markets. And I am just wondering what drove the change of heart about operating some of these businesses?

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

That is a good question. First of all, the economic answer is that we really believe that we can operate this combined business with a lower cost — a much lower cost base than the two of us have independently. And so in that regard, I think you will see really strong earnings and cash flow that will ultimately come out of the US cash equities business.

But more broadly, this week, New York Stock Exchange senior management was testifying on Capitol Hill. The debate about the structure of the US cash equities business is really underway. It is clear that there is going to be change. It is clear that the leadership to drive that change is, to me, is going to come from the New York Stock Exchange.

When hurricane Sandy came through, I was one of hundreds of people that were on long conference calls through the middle of the night trying to determine how Wall Street should behave. And it was really a revolution to see that everybody turned to Duncan and the New York Stock Exchange to make the decisions on how we would operate.

In a time of crisis, the true leadership in the industry was uncovered and we really think that there is an opportunity to help this management here with a debate on market structure and frankly for the ICE shareholders enter this business at a moment in time when we think it is at any credible cyclical low. And as I mentioned, we will really be able to deliver significant returns when we see all of this passive money on the sidelines come back to the equity markets, which we are going to help to bring confidence to.

Matthew Heinz - Stifel Nicolaus - Analyst

Okay, great. I will keep it to one question and take the rest off-line. Thanks a lot.

Operator

Roger Freeman, Barclays.

Roger Freeman - Barclays Capital - Analyst

I just wanted to come back to the cost savings. $150 million is already part of the existing NYSE plan, additional $300 million. Can you just talk a little bit more about where all these additional opportunities are? I mean ICE, your margins are already at very high levels. Does this imply that Project 14 just missed a lot of additional opportunities? I mean there is — the overlap — I mean is it data centers, what is it?

Duncan Niederauer - NYSE Euronext, Inc. - CEO

Yes, no, look, Roger, I don’t think there is anything that Project 14 has missed. In fact, as I said on the call, Mike and the guys are ahead of track on where they expected to be and are going to do $100 million this year. So what it really boils down to is anytime you put two companies together, there are opportunities to create

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

synergies that don’t exist in the standalone world. It is technology platforms. You don’t need multiple futures technology platforms. It’s investments to build a clearinghouse versus we have a clearinghouse. It’s little things that Mike and I have to deal with like having two auditors and two Boards and two of a lot of things.

So if you run through those synergies, there is not anything that was missing. I do think there are opportunities to align and strengthen their Project 14 initiatives as we come together. A lot of the things that they were working to do with resources fit in very nicely with things we have done historically. So I think it really comes together quite well. I think the $150 million in Project 14 is very much a separate and standalone and successful program. And I think if you step back and look at where we have gotten synergies out of our prior deals and then look at the opportunities and the combination of these two firms, you will probably want to come back and ask me when are you going to give us a little bit more.

Roger Freeman - Barclays Capital - Analyst

Okay, thanks. Good luck to both of you.

Operator

Alex Kramm, UBS.

Alex Kramm - UBS - Analyst

Congrats and thanks for keeping us busy at this time of year. Anyways —

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

By the way, Alex, this is Jeff, there is a lot of family members that we are all related to that are going to —

Scott Hill - Intercontinental Exchange, Inc. - CFO

That probably don’t share your sentiments.

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

Some last-minute Christmas shopping.

Duncan Niederauer - NYSE Euronext, Inc. - CEO

If you believe in the calendar, we couldn’t have done the call tomorrow.

Alex Kramm - UBS - Analyst

I was Christmas shopping when the announcement hit. So thanks. Anyways, so this question is probably more for Duncan, but when I hear Jeff and Scott’s comment, right, they are talking about great business, doesn’t get the value it should be getting and also this is a cyclically depressed business that they are excited about. So I understand obviously the clearing timing and the uncertainties over there, but, Duncan, maybe help us with why now.

I mean, a year ago, obviously there was a pretty high bid on the table. Now obviously this is a cyclically depressed time, you are not getting the value, you are doing the Project 14. So you are doing everything right, it seems; you’re just not getting the value for it. So why not wait it out for a better environment? Thanks.

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

Duncan Niederauer - NYSE Euronext, Inc. - CEO

Yes, I think it is a very good question, Alex. And so let me have a — we will have a brief history lesson about 2011 and then we will talk about I think where we see things going from here. So if you go back to when we were trying to go through our last exercise, the alternative that was presented at the time in admittedly a different market environment we thought was not really actionable and it proved very quickly after that to not be actionable the way it was designed.

So we did not really — we don’t look back on that and say, oh, well, we should really think about the valuation that that talked about. It was a different market environment, it was a different part of the cycle and if someone presents something to you that sounds really impressive, but can’t, in fact, be consummated, it’s, in our minds, it is interesting, but not terribly relevant and you should just move past it.

I think when we were approached by ICE in the last several weeks here to talk about a holdco combination, I want to be very clear. This is a partnership that we always thought was possible. We always thought I can go back to strategy days we had with our Board three years ago talking about why we thought this was a combination that would make a lot of sense for a host of reasons.

But as everything happens in life, the timing has to be right for both parties, right? You have to get in a situation where it works for everybody at the table. And Jeff and I were talking yesterday, you never know quite how the road you are going to take to get somewhere. But let’s just be honest with one another. Scale is an imperative in this business. We think consolidation is inevitable. We’ve both tried things in the latest 18 months that haven’t been successful and if either one of us had been successful, we probably wouldn’t be on this call with you guys today if we had been successful in consummating one of those deals.

So I think when we sat down, the numbers that Scott just walked you through were pretty compelling. We think our responsibility to the shareholders was pretty clear. Our job is to create value as best we can in the near term and position the Company to be successful in the long term. I think this deal does that.

And lastly, I appreciate your comment saying we are doing all the right things and we are working really hard. The market, for whatever reason, was valuing a company that we think is worth a lot more at $5.5 billion to $6 billion. So we can sit here and keep slugging away and keep working hard. The bottom line is we had not delivered, in my mind, sufficient returns to shareholders, many of whom who have been very patient with us.

So we could have waited it out, but if you believe scale is an imperative and if you believe consolidation is inevitable and someone who you have always viewed as a great partner shows up and says let’s try to do something that makes sense for both of us and creates value in the short and long term, it’s kind of a no-brainer at that point.

Alex Kramm - UBS - Analyst

Very fair. All the best, thanks.

Operator

Patrick O’Shaughnessy, Raymond James.

Patrick O’Shaughnessy - Raymond James - Analyst

Jeff, back when you and NASDAQ were making the bid for NYSE in early 2011, you were reasonably critical of kind of what you call the supermarket approach to an exchange or the conglomerate discount that the supermarket approach really could obtain. How has your view of that changed?

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

Duncan is looking at me for that answer. I believed that at the time and I believe that today. And what is different is that, as I mentioned, the team here gave us access to a lot of information and allowed us to walk around their big house and look in the corners. And what we see is some businesses that we think, as part of the group that we are going to form, are not particularly strategic.

We also see that I personally believe that what I will call Euronext, which are the Continental European exchanges, are massively undervalued and not appreciated by what is probably a largely US shareholder base of NYSE Euronext. And so we have said why don’t we IPO those companies and show the value of them, put a better

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

Board in there, let a very strong management team that already exists within those companies have the opportunity to have their own capital to work through the European changes that are going on. As the European banking system is coming together as MiFID is requiring the back offices of trading to come together, the capital markets are coming together and we really think that that business that I will call Euronext has value that is unappreciated in the current NYSE stock price.

Duncan Niederauer - NYSE Euronext, Inc. - CEO

And let me just add one thing to that, then we’re just going to take a couple more questions and wrap it up and we will follow up off-line. Look, we believe that the multi-asset class diverse business model where you have an equities business, a derivatives business and a technology business under the same umbrella, we believe that was the value-creation strategy. Whether it is a function of us not executing on that or it is a function of the headwind being too strong, the fact of the matter is we have yet to prove that in our — under our own umbrella, we have yet to deliver those returns and be able to prove that hypothesis.

So I think Jeff is right. It is not a change of mind. What we are trying to do is say, okay, if we get together, do we still believe in that premise, where do we want to prioritize? Where do we want to focus the business? And then — like, for example, our technology business — I think this just creates an ever bigger opportunity for our growing commercial technologies business. We now have the scale that makes us an even more legitimate partner for the big banks who are going through some of these things that Jeff alluded to. So I am very optimistic that we can work together to extract the value from these various businesses and they can live under one umbrella.

Patrick O’Shaughnessy - Raymond James - Analyst

That’s helpful, thank you.

Operator

Chris Harris, Wells Fargo Securities.

Chris Harris - Wells Fargo - Analyst

Congrats again on the deal. Have you guys yet had any initial discussions with the regulators about the transaction? It just seems to me that this will have an easier time getting through than NYSE. DB did. But curious if you guys can share with us what you think the biggest obstacles from a regulatory perspective are to getting this deal done?

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

This is a Jeff. First of all, you can just see on a space that the businesses that we have are complementary to one another and not competitive with one another. Secondly, we really believe we are going to bring additional competition to the global interest rate business and have tried to articulate that in our comments to you guys today.

And lastly, Duncan and I just got back early this morning from a whirlwind tour where we went and met with global regulators, particularly the five regulators that oversee the various exchanges in Europe and were very well-received. And so I think if we handle ourselves appropriately and are articulate about what we intend to do with the business that this deal will garner a lot of support in the market.

Duncan Niederauer - NYSE Euronext, Inc. - CEO

And we will be reaching out, continuing to do that and reaching out. I think we learned a lot from our last exercise that we went through and we are both very, very focused, as Jeff said, on getting off on the right foot, being very clear about what we are trying to accomplish and when we are trying to accomplish it and I think your assessment is correct. I mean the overlap in the two businesses, you have to look pretty hard to find it. It is virtually nonexistent. I think that should make it hopefully a much easier path to success in conclusion.

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

Chris Harris - Wells Fargo - Analyst

Excellent, thank you.

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

Great. Well, with that, we are going to have to — are we going to take one more call? Okay.

Duncan Niederauer - NYSE Euronext, Inc. - CEO

All right, last question.

Operator

Ken Worthington, JPMorgan.

Ken Worthington - JPMorgan Chase - Analyst

Wow, just snuck in. Thank you. So I want to go into business — and just go through really the value of the new earnings stream because you talked about the accretion already. So apart from Liffe, because we know that the — I think we know the value of ICE. We have the New York Stock Exchange cash equity business in the US, the listing, the date of the technology. How are those fitting with ICE’s business? Many of the New York Stock Exchange businesses don’t seem like growth businesses; they seem like cyclically depressed and inefficiently run, which means there is an earnings story, but is there something longer term or reasonable why they need to be a part of ICE?

Because if it is taking out costs and waiting for a bounce, there is value for two years, but not something longer that. And in your prior deals, like carbon fit with energy, NYBOT clearing fit with energy execution, CDS fit with regulatory, the new paradigm. So talk about fit and why they should be together beyond just the balance and the cost takeouts.

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

That is a very good question and while it is provocative, it is actually the way that we at ICE have looked at this merger. Duncan and the team inherited a very, very complicated company and were then tied up for a year in merger and now more recently have come back and as we all know have focused very much on the business and on rationalizing it, rightsizing it and picking the areas that they want to be in.

So we — I will tell you though that, as a manager, it sometimes is very, very hard to change a bit complicated business from within. And one thing that we have been very open and frank about is that, as ICE comes in as a new partner with a fresh set of eyes, everything will be on the table. We are a growth company in our DNA. We are owned by investors that want growth and we are not interested in slow growth or no growth and low margin businesses.

So we are going to go through the whole portfolio together. We have a bigger footprint now to put into some of the infrastructure, which is going to help drive growth on some things and we also now have a bigger infrastructure that we don’t have to rely on some of the initiatives that NYSE was pursuing in order to find their own footprint.

So I really do think that you will see us looking at this big business and initially, we are being very open about the fact we would like to explore the IPO of parts of the European footprint. We would like to explore with Wall Street further use of the technology services here. And we will be able to do that over this period, in the next year or so while we are trying to put the businesses together so that once the deal closes, I think we will be very informed and be able to act quickly.

Ken, I will also mention to you that everything we have talked about today on why we justified the share price offer is purely cost-based. The reason that we want to own this business is purely revenue-based. But I know that my shareholders and the NYSE shareholders will trust that we are doing those things, but that is not going to be part of the economics of owning the stock right now. So our presentation has been skewed towards giving you confidence that we definitely can improve the cost base of this business.

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DECEMBER 20, 2012 / 01:45PM GMT, ICE - IntercontinentalExchange, Inc. Acquire NYSE Euronext - Conference Call

Ken Worthington - JPMorgan Chase - Analyst

Okay, great.

Jeff Sprecher - Intercontinental Exchange, Inc. - Chairman & CEO

Great, thank you. So thank you all for your time today. I know it was short notice for many of you. We will be looking forward to updating you as we go through this. I want to wish you all happy holidays and we’ll look forward to staying in touch.

Duncan Niederauer - NYSE Euronext, Inc. - CEO

Thanks, everybody.

Scott Hill - Intercontinental Exchange, Inc. - CFO

Thank you.

Operator

Thank you, ladies and gentlemen. This concludes today’s conference. You may now disconnect and have a great day.

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS

PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.